Exhibit A:
Attachment to Sub-Item 77C: Submission of Matters to a vote of security holders

SPECIAL MEETING OF SHAREHOLDERS (UNAUDITED)

 A Special Meeting of shareholders of the Global Small Cap
Fund (the "Fund") was held on December 30, 2005 at 630 5th
Avenue, New York, New York 10111 to consider the following proposal:

Proposal 1: To approve a new investment sub-advisory agreement among the Corporation, on behalf of the Fund, Bessemer Investment Management LLC and Champlain Investment
Partners, LLC.

A majority of the outstanding voting shares of the Fund approved the Proposal by the following votes:

GLOBAL SMALL CAP FUND

                          % OF OUTSTANDING     % OF SHARES
          NO. OF SHARES         SHARES              VOTED

FOR:       46,456,437            96.41%             100%
AGAINST:        0                  0%                0%
ABSTAIN:        0                  0%                0%
TOTAL:     46,456,437            96.41%             100%